Exhibit 21.1

List of Subsidiaries of the Company:

Name of Entity	State of Incorporation

United Sugars Corporation	Minnesota
Midwest Agri-Commodities Company	Minnesota
ProGold Limited Liability Company	Minnesota
Crystech, LLC	Delaware